CERTIFICATE AND CONSENT

To accompany the report entitled: Mineral Resource Estimation, Valdecañas Silver Project, Zacatecas State, Mexico.

I, Dominic Chartier, residing at 155 Claremont St., Toronto, Ontario do hereby certify that:

1)	I am a Consulting Geologist with the firm of SRK Consulting (Canada) Inc. (“SRK”) with an office at Suite 1000, 25, Adelaide Street East, Toronto, Ontario, Canada;

2)	I am a graduate of McGill University in Montreal, Quebec, with a BSc. in Earth and Planetary Sciences in 2002. I have practiced my profession continuously since 2002;

3)	I am a Professional Geologist registered with the Ordre des Géologues du Québec (OGQ #874);

4)	I have not visited the Valdecañas Project and relied on a site visit conducted by Jean-Francois Couture and Glen Cole, co-authors of this technical report;

5)
I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by virtue of my education and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of National Instrument 43-101, pending my affiliation to a professional association. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I am independent of the issuer as defined in Section 1.4 of National Instrument 43-101;

7)	I prepared compiled portions of the technical report under the supervision of Dr. Couture and Mr. Cole;

8)
SRK Consulting (Canada) Inc. was retained by MAG Silver Corp. to prepare a technical report for the Valdecañas project in accordance with NI 43-101 and Form 43-101F1 guidelines.  The preceding report is based on a site visit, our review of project files and discussions with MAG Silver Corp. and Fresnillo plc personnel;

9)
That, as of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading;

10)	I hereby consent to use of this report for submission to any Provincial or all regulatory authorities;

11)
I consent to the filing of the technical report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the technical report.

Toronto, Canada                                                                 Dominic Chartier
July 25, 2008                                                                     Consulting Geologist